UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ONITY GROUP INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
675746606

(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746606	SCHEDULE 13G/A	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS Deer Park Road Management Company, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 371.450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 371.450
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371.450
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73
12		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 675746606	SCHEDULE 13G/A	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS Deer Park Road Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 371.450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 371.450
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371.450
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73
12		TYPE OF REPORTING PERSON OO, HC

CUSIP No. 675746606	SCHEDULE 13G/A	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS Deer Park Road Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 371.450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 371.450
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371.450
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73
12		TYPE OF REPORTING PERSON CO, HC

CUSIP No. 675746606	SCHEDULE 13G/A	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS Michael Craig-Scheckman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 371.450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 371.450
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371.450
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 675746606	SCHEDULE 13G/A	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS Agatecreek LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 371.450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 371.450
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371.450
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73
12		TYPE OF REPORTING PERSON OO, HC

CUSIP No. 675746606	SCHEDULE 13G/A	Page 7 of 15 Pages

1		NAME OF REPORTING PERSONS Scott Edward Burg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 371.450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 371.450
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371.450
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 675746606	SCHEDULE 13G/A	Page 8 of 15 Pages

Item 1.	(a) Name of Issuer

ONITY GROUP INC.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1661 Worthington Road, Suite 100

West Palm Beach, Florida 33409

Item 2.	(a) Name of Person Filing:

This State is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i) Deer Park Road Management Company, LP ("Deer Park");

ii) Deer Park Road Management GP, LLC ("DPRM");

ii) Deer Park Road Corporation ("DPRC");

iv) Michael Craig-Scheckman ("Mr. Craig-Scheckman");

v) AgateCreek LLC ("AgateCreek"); and

vi) Scott Edward Burg ("Mr. Burg").

This Statement relates to Shares (as defined herein) held for the account of STS Master Fund, Ltd. (the “STS Master Fund”), which is an exempted company organized under the laws of the Cayman Islands. Deer Park serves as investment adviser to the STS Master Fund and, in such capacity, exercises voting and investment power over the Shares held in the account for the STS Master Fund. DPRM is the general partner of Deer Park. Each of DPRC and AgateCreek is a member of DPRM. Mr. Craig-Scheckman is the Chief Executive Officer of each of Deer Park and DPRC and the majority owner of DPRC. Mr. Burg is the Chief Investment Officer of Deer Park and the sole member of AgateCreek.

Item 2.	(b) Address of Principal Business Office or, if None, Residence :

The address of the principal business office of each of the Reporting Persons is 1195 Bangtail Way, Steamboat Springs, Colorado 80487.

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

i) Deer Park is a limited partnership organized in Delaware;

ii) DPRM is a limited liability company organized in Delaware;

iii) DPRC is a Delaware corporation;

iv) Mr. Craig-Scheckman is a citizen of the United States of America;

v) AgateCreek is a limited liability company organized in Colorado; and

vi) Mr. Burg is a citizen of the United States of America.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.01 per share (the “Shares”)

Item 2.	(e) CUSIP No.:

675746606

CUSIP No. 675746606	SCHEDULE 13G/A	Page 9 of 15 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 675746606	SCHEDULE 13G/A	Page 10 of 15 Pages

Item 4. Ownership

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owners of 371.450 Shares held for the account of the STS Master Fund.

 As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.73% of Shares outstanding (based on 7,845,055 Shares outstanding as of July 30, 2024, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024).

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote ore direct the vote: 371.450

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 371.450

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See disclosure in Items 2 and 4 hereof. STS Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 675746606	SCHEDULE 13G/A	Page 11 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Deer Park Road Management Company, LP

By:	/s/ Bradley W. Craig
Bradley W. Craig Chief Operating Officer

Deer Park Road Management GP, LLC By: Deer Park Road Corporation, its managing member

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

Deer Park Road Corporation

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

Michael Craig-Scheckman

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Michael Craig-Scheckman

AgateCreek LLC

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Scott Edward Burg, Sole Member of AgateCreek LLC

Scott Edward Burg

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Scott Edward Burg

CUSIP No. 675746606	SCHEDULE 13G/A	Page 12 of 15 Pages

EXHIBIT INDEX

Ex.

A: Joint Filing Agreement

B: Power of Attorney for Michael Craig-Scheckman

C: Power of Attorney for Scott Edward Burg

CUSIP No. 675746606	SCHEDULE 13G/A	Page 13 of 15 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 14, 2024

Deer Park Road Management Company, LP

By:	/s/ Bradley W. Craig
Bradley W. Craig Chief Operating Officer

Deer Park Road Management GP, LLC By: Deer Park Road Corporation, its managing member

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

Deer Park Road Corporation

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

Michael Craig-Scheckman

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Michael Craig-Scheckman

AgateCreek LLC

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Scott Edward Burg, Sole Member of AgateCreek LLC

Scott Edward Burg

By:	/s/ Bradley W. Craig
Bradley W. Craig Attorney-in-Fact for Scott Edward Burg

CUSIP No. 675746606	SCHEDULE 13G/A	Page 14 of 15 Pages

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Michael Craig-Scheckman, hereby make, constitute, and appoint Bradley W. Craig, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer of Deer Park Road Corporation, a Delaware corporation, all documents, statements, filings and agreements ("documents") relating to (1) the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5, and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 6th day of December, 2018.

/s/ Michael Craig-Scheckman
Michael Craig-Scheckman

CUSIP No. 675746606	SCHEDULE 13G/A	Page 15 of 15 Pages

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Scott Edward Burg, hereby make, constitute, and appoint Bradley W. Craig, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as sole member of AgateCreek, LLC, a Delaware Limited Liability Company, all documents, statements, filings and agreements ("documents") relating to (1) the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 6th day of December, 2018.

/s/ Scott Edward Burg
Scott Edward Burg